UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 26, 2013: Star Bulk Carriers Corp. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2013.

This report on Form 6-K, except for the sections entitled “Spyros Capralos, President and Chief Executive Officer of Star Bulk, commented” and “Simos Spyrou, Chief Financial Officer of Star Bulk, commented” are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2013

ATHENS, GREECE, November 26, 2013 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the three and the nine months ended September 30, 2013.

Adjusted Net income for the third quarter of 2013 was $2.3 million compared to an adjusted net loss of $3.8 million during the same quarter in 2012.

Adjusted Net income for the nine months ended September 30, 2013 was $7.6 million compared to an adjusted net loss of $0.6 million during the same period of the previous year.

Financial Highlights

(1)

Please see the section of this release entitled EBITDA and Adjusted EBITDA Reconciliation for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(2) Net Cash G&A Expenses per vessel is calculated by deducting from General and administrative expenses (net of stock based compensation expense) Management Fee Income and then dividing with ownership days.

(3) The low level of Average OPEX per day per vessel for the third quarter of 2012 was affected by the main engine failure of Star Polaris, which resulted to an off hire period of 92 days.

Spyros Capralos, President and Chief Executive Officer of Star Bulk, commented: “It is with great pleasure to see the rapid transformation of Star Bulk, to continue for another quarter. On October 7th we successfully completed a follow on offering of 8,050,000 of our common shares, raising approximately $70.8 million, which demonstrated the increasing confidence and support of our Company by investors. Along with our backstopped rights issue completed in July 2013, we have raised a total of approximately $150 million, providing us with the capital needed to implement our growth strategy.

We continue to execute our strategy to expand and upgrade our fleet at a low point in the shipping cycle. During the quarter we increased our newbuilding program to 9 vessels, and on November 18, 2013 we announced the acquisition of 2 modern Ultramaxes, to be named Star Challenger and Star Fighter, for a total purchase consideration of $58.1 million, with expected deliveries in early December 2013 and January 2014 respectively. As of today, we have ordered or acquired a total of 11 modern and high quality vessels at historically low prices, and we remain committed to successfully implement our contracted fleet expansion and renewal program. In addition, we extended our ship management services to 5 additional third party vessels, bringing our operational fleet to 24 vessels currently, 15 owned and 9 managed.

On the operational side, we are pleased to report positive results for another quarter, as our Adjusted Net Income was $2.3 million for the quarter ended September 30, 2013 compared to an Adjusted Net Loss of $3.8 million for the third quarter of 2012. Going forward, we expect to further improve our operational performance, through our on-going cost containment efforts, and through the economies of scale from the management of a larger fleet.

Lastly, the recent improvement in freight rates demonstrates the upside potential in the dry bulk industry. Moving past the last years’ abnormal fleet supply growth, we believe that the positive demand fundamentals will be better reflected in freight rates and vessel values, supporting a market recovery to historical levels. Once Star has completed its current expansion phase, we expect the larger and more competitive asset base to substantially increase the company’s cash flow. In this context, the company will examine in the coming years the most appropriate ways to return capital to shareholders that have entrusted us to capitalize on the current opportunity in the dry bulk market.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “We are pleased to report another profitable quarter on an adjusted basis. The financial results of this quarter are inclusive of the scheduled dry docking of 2 of our vessels, namely Star Aurora and Star Theta, along with the associated expenditure of $1.6 million.

For the 3rd quarter of 2013, our net daily G&A expenses excluding non-cash items, stood at $1,338 per vessel, 7% lower than the same period last year. This is due to the expansion of our third party managed fleet to a total of 9 dry bulk vessels during this quarter, while we expect to experience the full positive impact from this activity going forward, mainly through economies of scale and cost synergies.

Following two successful equity capital raises, our cash stands today at $107.8 million. Our total debt stands at $190.7 million, bringing our net debt to $82.9 million. Furthermore, we have already paid a total amount of $72.9 million in the form of advances for the 11 vessels on order or acquired. The above figures are inclusive of the $5.8 million down payment we have made in relation to the acquisition of Star Challenger and Star Fighter announced on November 18, 2013, representing the 10% of their aggregate purchase consideration.

We are currently in active discussions with leading financial institutions to secure commercial debt financing for these vessels. We estimate that our total equity CAPEX requirements for the 9 newbuilding and the 2 second hand vessels from today until the end of 2014 will be approximately $26 million.”

Owned Fleet Profile (As of November 26, 2013)

*

In November, 2013, we entered into two agreements to acquire from two unaffiliated third parties, two 61,462 dwt Ultramax vessels, Supra Challenger I and Supra Challenger II, renamed to Star Challenger and Star Fighter, for approximately $58.1 million in aggregate. These vessels are expected to be delivered to Star Bulk in early December 2013 and January 2014 respectively.

Third Party Vessels Under Management (As of November 26, 2013)

Third Quarter 2013 and 2012 Results (*)

For the third quarter of 2013, total voyage revenues amounted to $17.3 million compared to $18.3 million for the third quarter of 2012. This decrease was mainly attributed to the lower charter rates for some of our vessels and to the lower average number of vessels during the third quarter of 2013 compared to the third quarter of 2012, due to the sale of the Star Sigma in March 2013. Revenues from the management of third party vessels amounted to $0.5 million in the third quarter of 2013, versus $0.1 million in the third quarter of 2012, a 541% increase, due to the increase in the number of third party vessels under our management.

For the third quarter of 2013, operating income amounted to $1.4 million compared to operating loss of $306.8 million for the third quarter of 2012. Net loss for the third quarter of 2013 amounted to $0.2 million or a loss of $0.01 per basic and diluted share, based on 16,807,757 shares, which is the weighted average number of basic and diluted shares. Net loss for the third quarter of 2012 amounted to a loss of $308.7 million, or a loss of $57.15 per share calculated on 5,400,827 shares, which was the weighted average number of basic and diluted shares.

Net loss for the third quarter of 2013 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.10 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.4 million, or $0.03, per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized loss of $0.4 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the third quarter of 2013 would amount to $2.3 million, or $0.13 per basic and diluted share, based on 16,807,757 shares, which is the weighted average number of basic and diluted shares.

Net loss for the third quarter of 2012 includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.14 per basic and diluted share, related to the total fleet of our eight Supramax vessels and to one of our Capesize vessels, Star Sigma.

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $0.1 million, or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

Excluding these non-cash items, net loss for the third quarter of 2012 would amount to a loss of $3.8 million, or a $0.70 per basic and diluted share, based on 5,400,827 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the third quarter of 2013 and 2012, excluding the above items, was $7.8 million and $7.6 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below under the heading EBITDA and Adjusted EBITDA Reconciliation.

We owned and operated an average of 13.0 and 14.0 vessels during the third quarter of 2013 and 2012, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $14,652 per day and $15,201 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the third quarter of 2013, voyage expenses decreased by $1.0 million to $2.4 million compared to $3.4 million for the third quarter of 2012. Under voyage charter agreements, we are responsible for all voyage costs, as opposed to time charter agreements where these are paid by the charterer.

Operating expenses and dry-docking expenses for the third quarter of 2013 and 2012 totaled to $8.4 million and $8.3 million, respectively.Depreciation expense decreased to $4.0 million for the third quarter of 2013, compared to $9.5 million for the third quarter of 2012. The decrease was due to:

a)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the lower average number of vessels of 13.0 during the third quarter of 2013 compared to 14.0 during the third quarter of 2013, due to the sale of the Star Sigma in March 2013.

General and administrative expenses during the third quarter of 2013 increased to $2.5 million compared to $2.0 million during the third quarter of 2012. This increase was due to higher stock based compensation expense by $0.4 million in third quarter of 2013 compared to the same period in 2012. In 2012, $1.3 million of stock based compensation expense negatively impacted the results of the first quarter of the year. In addition the average number of employees was increased during the third quarter of 2013 compared to the same period in 2012, due to increase in average number of third party vessels under management from 1 vessel in third quarter of 2012 to 5.1 vessels in third quarter of 2013. The management fee income earned during the third quarter of 2013 and 2012 was $0.5 million and $0.1 million, respectively. Net General and Administrative expenses (General and Administrative Expenses netted for non-cash items and for Management Fee Income) per vessel stand at $1,338 per day, reduced by 7% versus same quarter last year.

During the third quarter of 2012, we recorded an impairment loss of $303.2 million in the book value of our oldest Capesize vessel, Star Sigma, and the whole fleet of our eight Supramax vessels, in order for the carrying values of the respective vessels to reflect their fair market values.

For the third quarter of 2013, other operational gain amounted to $1.6 million and mainly consisted of non-recurring revenues of $0.3 million and $0.8 million which represented the payment of the installments due to us, under settlement agreements for three commercial claims and a gain of $0.6 million regarding a hull and machinery claim. For the third quarter of 2012, other operational gain totaled to $1.9 million and included an amount of $1.4 million, which represented a settlement of a commercial claim, and an amount of $0.5 million regarding a gain from hull and machinery claim.

In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $0.8 million described in other operational gain above, during the third quarter of 2013, we incurred an expense of $0.3 million which is included under other operational loss. For the third quarter of 2012, other operational loss totaled $0.7 million, representing the expense incurred by us towards a third party, pursuant to the terms of the same agreement as described above. The expense of $0.7 million was incurred in connection to the settlement of a commercial claim in the amount of $1.4 million described above in other operational gain.

In June 2013, we entered into two interest rate swap agreements to fix forward our floating interest rate liabilities for the $70.0 million bilateral term loan facility with Credit Agricole CIB for the vessels Star Polaris and Star Borealis. The non-cash loss from the mark to market valuation of these swap agreements for the third quarter of 2013, amounted to $0.4 million. Loss on derivative instruments for the third quarter of 2012 amounted to $0.02 million.

For the third quarter of 2013 and 2012, interest and finance costs totaled $1.7 million and $1.9 million, respectively. The decrease is mainly attributable to lower average outstanding debt during the third quarter of 2013 amounting to $195.8 million compared to $236.6 million for the third quarter of 2012, which was off-set by an increase in weighted average interest rates in third quarter of 2013 due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Nine months ended September 30, 2013 and 2012 Results (*)

For the nine months ended September 30, 2013, total voyage revenues amounted to $52.6 million compared to $68.0 million for the same period of 2012. This decrease was mainly attributed to the lower charter rates for some of our vessels due to the decline in the dry bulk charter market, the lower number of voyage charters performed by us during the nine months ended September 30, 2013 compared to the same period of 2012 (which also led to reduced voyage expenses) and the lower average number of vessels during the nine months ended September 30, 2013 compared to the same period in 2012, due to the sale of the Star Sigma in March 2013.

Revenues from the management of third party vessels amounted to $0.9 million for the nine months ended September 30, 2013, versus $0.2 million during the same period last year, a 338% increase, due to the increase in the number of third party vessels under our management.

For the nine months ended September 30, 2013, operating income amounted to $7.1 million compared to operating loss of $307.3 for the same period of 2012. Net income for the nine months ended September 30, 2013, amounted to $1.8 million, or $0.19 per basic and diluted share, based on 9,254,316 and 9,273,410 weighted average number of shares, respectively. Net loss for the nine months ended September 30, 2012, amounted to $313.1 million, or a loss of $58.09 per share calculated on 5,390,553 shares, which was the weighted average number of basic and diluted shares.

Net income for the nine months ended September 30, 2013, includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $4.8 million, or $0.51 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.0 million, or $0.11 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.1 million, or $0.01 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $0.1 million or $0.01 per basic and diluted share in connection with the sale of the Star Sigma, that concluded in March of 2013.

Excluding these non-cash items, net income for the nine months ended September 30, 2013 would amount to $7.6 million, or $0.82 per basic and diluted share, respectively, based on 9,254,316 and 9,273,410 weighted average number of shares, respectively.

Net loss for the nine months ended September 30, 2012, includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.25 per basic and diluted share, related to the total fleet of our eight Supramax vessels and to one of our Capesize vessels, Star Sigma.

•

Amortization of fair value of above market acquired time charters of $4.8 million, or $0.88 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely the Star Big and the Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to voyage revenues.

•

Expenses of $1.5 million, or $0.27 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the shares issued to directors and employees.

•

Unrealized gain of $0.1 million, or $0.02 per basic and diluted share, in connection with the mark to market valuation of the Company’s derivatives.

•

Loss on sale of vessel of $3.2 million or $0.59 per basic and diluted share in connection with the sale of the Star Ypsilon, in February of 2012.

Excluding these non-cash items, net loss for the nine months ended September 30, 2012 would amount to $0.6 million, or $0.11 loss per basic and diluted share, based on 5,390,553 shares, which was the weighted average number of basic and diluted shares.

Adjusted EBITDA for the nine months ended September 30, 2013 and 2012, excluding the above items, was $24.9 million and $34.0 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 13.4 and 14.2 vessels during the nine months ended September 30, 2013 and 2012, respectively, earning an average TCE rate of $14,414 and $15,560 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses decreased to $6.9 million for the nine months ended September 30, 2013, compared to $17.5 million for the same period in 2012. The decrease is attributable to:

a)

voyage expenses of $4.1 million related to chartering-in third party vessels to serve shipments under a Contract of Affreightment (COA) recorded during the nine months ended September 30, 2012, while there were no corresponding expenses during same period of 2013. The respective revenues earned from the COA during the nine months ended September 30, 2012, was $3.4 million.

b)

the decreased level of spot market activity during the nine months ended September 30, 2013 compared to the same period of 2012. Under voyage charter agreements all voyage costs are borne and paid by us, as opposed to time charter agreements where they are paid by the charterer. The revenues earned from the voyage charter agreements during the nine months ended September 30, 2013 and 2012, were $8.1 million and $14.7 million, respectively, after excluding COAs.

For the nine months ended September 30, 2013 and 2012, vessel operating expenses totaled to $20.5 million.

For the nine months ended September 30, 2013, dry-docking expenses totaled $2.2 million compared to $3.0 million for the same period of 2012. During both periods, we had one Capesize vessel and one Supramax vessel that underwent periodic dry-docking surveys.

Depreciation expense decreased to $12.0 million for the nine months ended September 30, 2013, compared to $28.7 million for the same period of 2012. The decrease was due to:

a)

the impairment losses recognized as of September 30, 2012, in connection with our oldest Capesize vessel, the Star Sigma, and the entire fleet of our eight Supramax vessels, which resulted in a further reduction in the net book value for the respective vessels.

b)

the lower average number of vessels of 13.4 during the nine months ended September 30, 2013 compared to 14.2 during the nine months ended September 30, 2012.

For the nine months ended September 30, 2013, general and administrative expenses totaled $7.2 million compared to $7.3 million for the same period in 2012. If we exclude the stock based compensation expense for the nine months ended September 30, 2013 and 2012, which amounted to $1.0 million and $1.5, respectively, the general and administrative expenses would be slightly increased due to the higher number of employees during the nine months ended September 30, 2013, compared to the same period in 2012, as a result of the growth of our managed fleet. The management fee income earned during the nine months ended September 30, 2013 and 2012, was $0.9 million and $0.2 million, respectively.

During the nine months ended September 30, 2012, we recorded an impairment loss of $303.2 million in the book value of our oldest Capesize vessel, Star Sigma, and the whole fleet of our eight Supramax vessels, in order for the carrying values of the respective vessels to reflect their fair market values.

Gain on time charter agreement termination totaled $6.45 million for the nine months ended September 30, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel the Star Sigma by its previous charterer. No gain on time charter agreement was recorded during the nine months ended September 30, 2013.

Other operational gain amounted to $3.3 million during the nine months ended September 30, 2013 and mainly consisted of non-recurring revenues of $0.3 million and $2.0 which represented the payment of installments due to us under settlement agreements for three commercial claims and a gain of $1.0 million regarding a hull and machinery claim. Other operational gain amounting to $2.0 million during the nine months ended September 30, 2012, mainly consisted of non-recurring revenue of $1.4 million, which represents a settlement of a commercial claim and a gain of $0.7 million regarding a hull and machinery claim.

Other operational loss amounted to $0.9 million during the nine months ended September 30, 2013 representing the cash payment due by us to a third party pursuant to the terms of the agreement that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The expense of $0.9 million was incurred in connection to the settlement amount of $2.0 million described in other operational gain above. Other operational loss totaled $0.7 million during the nine months ended September 30, 2012, due to the payment made by us to a third party pursuant to the terms of the same agreement as described above. The payment of $0.7 million was made in connection to the settlement of a commercial claim in the amount of $1.4 million described in other operational gain.

For the nine months ended September 30, 2013, loss on sale of vessel of $0.1 million represents a loss on sale of the vessel Star Sigma that concluded in March of 2013. The vessel was delivered to her new owners on April 10, 2013. For the nine months ended September 30, 2012, loss on sale of vessel of $3.2 million represented a loss on sale of the vessel Star Ypsilon that concluded in February of 2012.

In June 2013, we entered into two interest rate swap agreements. The valuation of these as of September 30, 2013, resulted into a non-cash gain amounting to $0.06 million for the nine months ended September 30, 2013. Gain on derivative instruments for the nine months ended September 30, 2012, amounted to $0.04 million.

Interest and finance costs for the nine months ended September 30, 2013, were $5.5 million, while for the nine months ended September 30, 2012, were $6.0 million. The decrease in our interest expenses was mainly due to decrease in average outstanding debt during the nine months ended September 30, 2013, amounting to $203.0 million compared to $246.4 million for the same period in 2012, which was off-set by an increase in weighted average interest rates for the nine months ended September 30, 2013, due to the amendment of our loan agreements, reached in December of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in our books and records

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2013 and 2012, was $22.4 million and $19.5 million, respectively. For the nine months ended September 30, 2013, we earned a daily TCE rate of $14,414 compared to a daily TCE rate of $15,560 for the nine months ended September 30, 2012.

Net cash used in investing activities for the nine months ended September 30, 2013, was $9.9 million. Net cash provided by investing activities for the nine months ended September 30, 2012, was $14.1 million. For the nine months ended September 30, 2013 net cash used in investing activities consisted of $29.8 million paid for advances for two of our newbuilding vessels and other fixed assets, $8.3 million representing proceeds from sale of the vessel Star Sigma which concluded in March 2013 and under which the vessel was delivered to her new owner on April 10, 2013, a decrease of $7.6 million in restricted cash and insurance proceeds amounting to $4.0 million. Net cash provided by investing activities for the nine months ended September 30, 2012, consisted of the proceeds from sale of the vessel Star Ypsilon amounting to $8.0 million, a net decrease of $2.2 million in restricted cash, insurance proceeds amounting to $4.0 million and offset by $0.1 million regarding additions to vessels cost and other fixed assets.

Net cash provided by financing activities for the nine months ended September 30, 2013, was $48.0 million. Net cash used in financing activities for the nine months ended September 30, 2012, was $36.5 million. For the nine months ended September 30, 2013, net cash provided by financing activities consisted of loan installment payments amounting to $29.7 million and payment of financing fees amounting to $0.3 million, proceeds from the rights offering amounting to $80.1 million less offering expenses of $2.1 million. For the nine months ended September 30, 2012, net cash used in financing activities consisted of loan instalment payments amounting to $32.0 million, cash dividend payments of $3.6 million and $0.9 million paid for the repurchase of 61,730 shares under the terms of the Company’s share re-purchase plan, which expired on December 31, 2012.

Recent Developments

On October 7, 2013, we offered 8,050,000 common shares, in an underwritten public offering price of $8.80 per share less underwriters’ discount. All of the shares in the offering were sold by us, which resulted in gross proceeds of approximately $70.8 million. The proceeds are expected to be primarily used for the acquisition of the Company’s newbuilding vessels and general corporate purposes.

On November 18, 2013, we announced that we have entered into agreements to acquire from two unaffiliated third parties, two 61,462 dwt Ultramax vessels, Supra Challenger I and Supra Challenger II, built 2012 and 2013, respectively, for a total consideration of $58.1 million. The vessels renamed to “Star Challenger” and “Star Fighter”, are expected to be delivered to Star Bulk in early December 2013 and by January 15th, 2014 respectively.

Summary of Selected Data

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

As of the last day of the periods reported

(3)

Average age of operational fleet is calculated as at September 30, 2013 and 2012, respectively.

(4)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(5)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(6)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(7)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(8)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Average per day OPEX per vessel is calculated by dividing Vessel operating expenses by ownership days.

(10)

Net Cash G&A Expenses per vessel is calculated by deducting from General and administrative expenses (net of stock based compensation expense) Management Fee Income and then dividing with ownership days.

Unaudited Consolidated Condensed Statements of Operations

Unaudited Consolidated Condensed Balance Sheets

ASSETS	September 30, 2013	December 31, 2012
Cash and restricted cash	75,296	22,276
Other current assets	8,216	15,687
TOTAL CURRENT ASSETS	**83,512**	**37,963**
Advances for vessels under construction and acquisition of vessels and other assets	28,632	-
Vessels and other fixed assets, net	271,993	291,207
Restricted cash	9,370	9,570
Fair value of above market acquired time charter	9,579	14,330
Other non-current assets	1,288	1,636
TOTAL ASSETS	**404,374**	**354,706**
Current portion of long-term debt	17,766	28,766
Other current liabilities	12,243	13,684
TOTAL CURRENT LIABILITIES	**30,009**	**42,450**
Long-term debt	176,658	195,348
Other non-current liabilities	201	162
TOTAL LIABILITIES	**206,868**	**237,960**
STOCKHOLDERS' EQUITY	197,506	116,746
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**404,374**	**354,706**

*As of September 30, 2013, we had $84,666 thousand in cash which included $73,409 thousand free cash and $11,257 thousand restricted cash. Restricted cash consisted of $4,257 thousand deposited in pledged accounts and $7,000 thousand minimum liquidity required by our loan agreements.

Unaudited Cash Flow Data

EBITDA and Adjusted EBITDA Reconciliation

We consider EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

We excluded amortization of the fair value of above market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. We excluded the above non-cash items to derive adjusted EBITDA because we believe that these non-cash items do not reflect the operational cash inflows and outflows of our fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended September 30, 2013	3 months ended September 30, 2012	9 months ended September 30, 2013	9 months ended September 30, 2012
Net cash provided by operating activities	7,469	121	22,431	19,475
Net (increase)/decrease in current assets	(114)	7,053	(4,539)	4,309
Net (decrease)/ increase in operating liabilities, excluding current portion of long term debt	(1,644)	(1,789)	1,170	4,157
Amortization of fair value of above market acquired time charter agreements	(1,601)	(1,601)	(4,751)	(4,768)
Vessel impairment loss	-	(303,219)	-	(303,219)
Other non-cash charges	(10)	(32)	(39)	(83)
Amortization of deferred finance charges	(116)	(118)	(408)	(375)
Stock – based compensation	(444)	(72)	(1,044)	(1,474)
Change in fair value of derivatives	(378)	-	60	82
Total other expenses, net	1,591	1,853	5,299	5,856
Loss on sale of vessel	(6)	(26)	(87)	(3,190)
Gain from Hull & Machinery claim	633	541	1,030	681
EBITDA	**5,380**	**(297,289)**	**19,122**	**(278,549)**
Less:				
Change in fair value of derivatives	-	-	(60)	(82)
Plus:				
Amortization of fair value of above market acquired time charter agreements	1,601	1,601	4,751	4,768
Stock-based compensation	444	72	1,044	1,474
Vessel impairment loss	-	303,219	-	303,219
Change in fair value of derivatives	378	-	-	-
Loss on sale of vessel	6	26	87	3,190
Adjusted EBITDA	**7,809**	**7,629**	**24,944**	**34,020**

Conference Call details:

Our management team will host a conference call to discuss our financial results today, November 26th at 11 a.m., Eastern Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until December 3rd, 2013. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fifteen dry bulk carriers. The total fleet consists of five Capesize two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,413,526 deadweight tons. The average age of our current operating fleet is approximately 9.5 years. Additionally, we have nine third party dry bulk vessels under our management, four Capesize, two Panamax and three Supramax vessels with a combined cargo carrying capacity of 1,030,720 deadweight tons. We have also entered into agreements for the construction of nine fuel efficient dry bulk vessels, three Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,227,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 27, 2013	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President